Exhibit 4.3

LOCK-UP LETTER AGREEMENT

Laidlaw & Company (UK) Ltd.

90 Park Avenue – 31st Floor

New York, NY 10016

The investors set forth on the signature

pages of the Unit Purchase Agreement,

by and among Actinium Pharmaceuticals, Inc.

and each of the purchasers identified on Exhibit A

attached thereto

Dear Sirs:

The undersigned understands that Actinium Pharmaceuticals, Inc. (“API”) intends to enter into a Unit Purchase Agreement, by and among API and each of the purchasers identified on Exhibit A attached thereto (the “Agreement”) pursuant to which API intends to issue in units of API’s securities (the “Units”), with each Unit having a purchase price of $100,000 and consisting of one hundred eighty-one thousand eight hundred eighteen (181,818) shares of common stock of API (“API Common Stock”) and two Investor Warrants as follows: (i) an "A" Warrant to purchase one hundred eighty-one thousand eight hundred eighteen (181,818) shares of API Common Stock, exercisable at a price of $0.55 per share for a period of one hundred and twenty (120) days from the date of the final closing of the offering, and (ii) a "B" Warrant to purchase ninety thousand nine hundred nine (90,909) shares of API Common Stock, exercisable at a price of $0.825 per share for a period of five (5) years from the date of the final closing.

The undersigned also understands that API intends to enter into a Share Exchange Agreement with Cactus Ventures, Inc., a Nevada corporation (“Cactus”), pursuant to which Cactus will acquire 100% of the issued and outstanding equity securities of API, in exchange for the issuance of shares of common stock, par value $0.01 per share, of Cactus (the “ Cactus Common Stock”), which are to be issued to the shareholders of API, constituting approximately 99% of the issued and outstanding Cactus Common Stock after such issuance (the “Share Exchange”).  As a result of the Share Exchange, API will become the wholly owned subsidiary of Cactus and the former shareholders of API will became the controlling shareholders of Cactus.

In consideration of the execution of the Agreement by the purchasers and consummation of the Share Exchange, and for other good and valuable consideration, the undersigned hereby irrevocably agrees that the undersigned will not, directly or indirectly, that following the consummation of the Share exchange, sell or otherwise transfer any shares of Cactus Common Stock or other securities of Cactus owned by such person until (i) the date that is the earlier of twelve (12) months from the closing date of the Share Exchange; or (ii) six (6) months following the effective date of the Registration Statement.

In furtherance of the foregoing, Cactus and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement.

It is understood that, if API notifies the undersigned that it does not intend to proceed with the Share Exchange or if the Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to the closing of the Share Exchange, then the undersigned will be released from the undersigned’s obligations under this Lock-Up Letter Agreement.

Laidlaw & Company

The undersigned understands that API and the investors will proceed with the Agreement and Share Exchange in reliance on this Lock-Up Letter Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

By:_________________________________

Name:

Title:

Dated:__________________________